



HLS SYSTEMS INTERNATIONAL LTD.
(NASDAQ: HOLI)

February 2009





Safe Harbor

This presentation may contain forward-looking statements within the meaning of the private securities litigation reform act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of HLS' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HLS is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; as well as other relevant risks detailed in HLS' filings with the securities and exchange commission. The information set forth herein should be read in light of such risks. HLS does not assume any obligation to update the information contained in this presentation or filings.

*** All $ amounts in this presentation are in USD unless otherwise noted**

Agenda



- Investment Highlights
- Business Overview
- Market Overview
- Financial Review
- Growth Strategy

Corporation Overview

Market Data	NASDAQ: HOLI Approximately $44MM shares outstanding
History	Founded in 1993 The leading automation and control systems provider in China
Operation	Headquartered in Beijing China Nationwide presence: with sales and service centers in 21 cities
Customers	Industrial, rail and nuclear industries 1700 customers and 6500 completed projects
Headcounts	1800 employees nationwide, of which 1400 are engineers
Financials	FY 2009 financial guidance: US $150-$165 MM in sales, gross margins at 30%-35%

Investment Highlights

- **Market Leadership Position**
  - Industrial - 24% market share; High-Speed Rail - 70%; Nuclear - The only local automation system provider
- **Highly Attractive, Fast Growing Market**
  - US$ 586 billion stimulus plan favoring rail and nuclear sectors
  - China's high-speed rail expected to grow at 148% CAGR (kilometers of track) from 2008 to 2012
  - China's nuclear build-out from 11 to 70 stations expected by 2020
- **Scalable Business Model**
  - Demonstrated ability to scale from industrial to rail and nuclear
  - Numerous new opportunities in clean energy and other industries
- **Strong R&D Capability**
  - 500 R&D engineers
  - 35 software copyrights and 53 authorized patents
- **Market Penetration Ability through Partnership/Alliance**
  - China Guangdong Nuclear Power Holdings Corp.
  - Ministry of Rail
  - Shenhua Group
- **Solid Financial Performance**
  - Rail & nuclear revenue growing at 63.2% CAGR from FY 2006 – FY 2008
  - US $77.1 MM cash on hand, cash per share at US$1.75
  - US $200.7 MM backlog as of September 30, 2008

Business Overview

Comprehensive Automation Systems Across A Wide Array of Industries

Major Business Segments


Industrial automation


Rail & subway automation


Nuclear automation

Major Products

- Distributed control system (DCS)
- Programmable logic controller (PLC)

- Train control center (TCC)
- Interlock control system (IC)
- Subway integrated platform
- Automatic train Protection (ATP)

- Nuclear non-safety system
- Nuclear safety system

Major Services

System service

- System solution design
- Application engineering
- Engineering consulting
- User training

Engineering and maintenance service

- System installation & testing
- Maintenance service
- Site service
- Value-added service

Industrial Automation Systems

和利时 HollySys

- Offerings:
  - Designs, manufactures and installs proprietary hardware and software products for plant automation and control
  - Main focus on petrochemical industry and thermal power industry
- Selected Clients:

Large Corporations	中国石油天然气集团公司 CHINA NATIONAL PETROLEUM CORPORATION; 中国石油化工集团公司 CHINA PETROCHEMICAL CORPORATION; 中国大唐集团公司 China Datang Corporation; 神华国华电力 SHENHUA GUOHUA POWER; 中国华能集团公司 CHINA HUANENG GROUP; 中国华电集团公司 CHINA HUADIAN CORPORATION
International Corporations	BASF The Chemical Company; POLYNT
Other companies	武汉凯迪电力股份有限公司 WUHAN KAIDI ELECTRIC POWER CO.,LTD.



- Market Position:
  - 1700 customers and finished 6500 projects
  - 24% of China Industrial automation market share
- Main Competitors:
  - Multinational companies: ABB, Siemens, Emerson
  - Local company: Supcon

Railway Automation Systems

- **Offerings:**
  - Provide safe, efficient and reliable operation of high speed rail, control the speed of trains, coordination track changes and stoppages, monitor and control distance between trains.
  - Integrated supervisory and control of multiple subsystems in subway and light rail
- **Clients:**

Rail	中华人民共和国铁道部
	Local Bureaus: Shanghai/Nanchang/Beijing/Shenyang Bureau Guangshen Railway Co., Ltd
Subway	广州地铁 Guangzhou Metro; 深圳地铁 SHENZHEN METRO; 北京地铁 Beijing Subway



- **Market Position:**
  - 70% of high-speed rail (200km/h) ATP market share
  - 1 of 5 qualified TCC providers in high-speed rail market
- **Main Competitors:**
  - China Railway Signal & Communication Corp. (CRSC).

Nuclear Automation Systems

- **Offerings:**
  - Brain and nerve system for entire nuclear power plant to guarantee the nuclear power station safety
  - Divide into 2 categories, nuclear island automation system (Safety Level) and conventional island automation system (Non-safety Level)
- **Clients** (nuclear stations):
  - Qin Shan I/II/III
  - Da Yawan
  - Ling Ao
  - Tian Wan
  - Hong Yanhe
  - Ning De



- **Market Position:**
  - The only proven domestic company to supply control systems to nuclear power automation market in China
  - 50/50 J/V with the China's largest nuclear station operator China Guangdong Nuclear Power Holdings Corporation, holding 60% of China nuclear power market
- **Main Competitors:**
  - SIEMENS/AREVA

Extensive Sales & Service Network

Enables HLS to Provide Instant Support to a Wide Range of Customers


乌鲁木齐
哈尔滨
长春
沈阳
呼和浩特
北京
天津
石家庄
银川
太原
济南
青岛
西宁
兰州
西安
郑州
南京
无锡
上海
合肥
武汉
杭州
成都
重庆
南昌
长沙
台北
福州
贵阳
昆明
广州
深圳
南宁
海口

9 sales centers and 13 services centers covering 21 main cities around China

Strong R&D Capability

Focused on Further Strengthening Leading Position in Automation Technology for the Industrial, Rail and Nuclear Sectors


R&D expenditure in 2009 increased to >3% of the revenue
500 R&D engineers team will continue to grow
Strong R&D
38 R&D projects being developed

Strong R&D Capability

Continuous R&D Activities Propelling HLS as Industry Leader


Industrial Automation
1st Generation DCS
2nd Generation DCS
3rd Generation DCS
4th Generation DCS
5th Generation DCS
Rail Automation
Interlock System
ATP/TCC
RBC/Integrated Platform
Track Circuit
Subway Automation
Customized Platform
Integrated Platform
General Integrated Platform
Subway Signaling System
Nuclear Automation
SI with DCS
Nuclear Non-safety system
Nuclear safety system
1995
2000
2004
2008
2010

Experienced and Accomplished Management

Name	Title	Industry Experience	Background
Changli Wang	**CEO**	17+ Years	•Pioneer in automation and control technologies in China •Ph.D. in automation from Lancaster university in the UK
Qiao Li	**Chair Woman**	15+ Years	•Vice President of Beijing hi-tech venture capital •Master degree in business
Peter Li	**CFO**	17+ Years	•CFO of Yucheng technologies (NASDAQ: YTEC) •Internal Controller - Lenovo group •C.G.A of Canada •Master of Education from University of Toronto

Senior management holds approximately 55% of total outstanding shares

Management Interest Aligned with Shareholders;
Commitment to Long Term Growth

Market Overview

China's Stimulus Plan Favors Railway and Nuclear Industries

- 4 trillion RMB (US$586 billion) government stimulus package between 2009 and 2010
- Railway, subway, and clean energy (nuclear and wind) are part of the focusing industries of government stimulus spending
- HLS benefits directly from expedited infrastructure build-out in China
- Manufacturing Industry Revitalization Plan issued on February 4, 2009, will further help HLS in additional contract wins





Market Leadership Position

Established Brand Name and Recognition

- 1700 corporate contractors, 6500 successful implemented projects
- Industry leading distributed control system (DCS) and programmable logic controllers (PLC)
- Automation system & equipment of a broad array of industries, industries railway and nuclear

Partners with Industry Giants and Government Authorities

- J/V with China Guangdong Nuclear Power Holdings Corp, China's leading nuclear Group power company
- Working closely with China's ministry of rail (MOR)
- Partnership with ShenHua Group
- In discussion with China's leading wind-farm operator

Market Leadership

Strong R & D Capabilities

- 2 R&D centers in Beijing & Hangzhou
- 35 software copyrights, 53 authorized patents
- 500 R&D engineers

Leading Position in Fast Growing Segments

- Industrial automation
- High speed rail automation
- Nuclear power automation

Leadership in Industrial Automation Market

HLS' Strong Customer Relationships and Capabilities Leading to Increased Penetration of China's Industrial Automation Market

Industrial Automation Market in China


$ millions
1,600
1,400
1,200
1,000
800
600
400
200
0
CAGR: 16.1%
2005
2006
2007
2008
2009E

Source: From ARC Advisory Group

Industrial customers rating on domestic DCS providers

Rank	Brand Name	Overall Score
1	Hollysys	7.49
2	Supcon	7.27
3	Xinhua Group	6.97
4	SunyTech	6.25
5	Zhishen	6.00

Source: 2007 China DCS Market Report

Leadership in Railway Market

HLS Competitive Position Ensures Leading Share of Rail Market Growth


Rail Market in China
RMB Billion
500
450
400
350
300
250
200
150
100
50
0
CAGR: 28.5%
2004
2005
2006
2007
2008
2009E
2010E


China High Speed Railway Market Growth From 2008 to 2012
KM
14000
12000
10000
8000
6000
4000
2000
0
CAGR: 148.2%
850
4000
7000
13000
2008
2009
2010
2012

Source: From Ministry of Rail (MOR)

- 70% market share in Chinese 200/250km on board automation system (ATP)
- One of two companies qualified to supply on board automation (ATP) on 200 - 300km/h market in China
- One of five companies qualified to supply ground automation (TCC) on 200km/h market in China

Leadership in Nuclear Market

Well-Positioned to Participate in China's Nuclear Build-Out


Installed Nuclear Power Capacity in China
MW
8000
7000
6000
5000
4000
3000
2000
1000
0
CAGR: 14.6%
2005
2010
2015
2020


Nuclear Stations to be Built (Number of Units)
35
30
25
20
15
10
5
0
CAGR: 22.2%
2008
2009
2010
2011
2012E
2013E

Source: Estimated from China media and long term planning of Nuclear Power Development

- 50/50 J/V with Chinese largest nuclear power operator China Guangdong Nuclear Power Holdings Corporation.
- HLS is the only proven domestic company to supply proprietary control systems to the nuclear market in China

Financial Review

Revenue Analysis

Rail and Nuclear Revenue Growing at 63.2% CAGR;
Will Continue to Drive Overall Revenue and Net Income Growth



$ Millions
HLS Revenue
140
120
100
80
60
40
20
0
CAGR: 16.3%
$89.9
$101.9
$121.5
14%
26%
29%
86%
73%
69%
2006
2007
2008
Rail & Nuclear
Industrial Automation



$ Millions
Rail / Nuclear Revenue
35
30
25
20
15
10
5
0
CAGR: 63.2%
$12.2
$25.2
$32.5
2006
2007
2008
Rail
Nuclear

Net Income and Margin Analysis

HLS Poised to Substantially Increase Its Net Income and Gross Margin Driven by Rail and Nuclear Businesses



$ in Millions
20
19.5
19
18.5
18
17.5
17
19.5
18.9
18.1
2006
2007
2008
(non-GAAP)

	2006	2007	2008
Gross Margin	35.6%	35.1%	30.1%



$ in Millions
6.2
6
5.8
5.6
5.4
5.2
5
6.1
5.4
Q1 2008
Q1 2009
(non-GAAP)

	Q1 2008	Q1 2009
Gross Margin	33.7%	35.1%

Key Financial Indicator

HollySys

Strong Financial Position Supports HLS' Growth Strategies

(In $MM)	Sep 30, 2008	Sep 30, 2007
Backlog	200.7	112.3
Cash on Hand	77.1	16.1
DSO	159	148
Inventory Turnover	91	81
Operating Cash Flow	7.7	(3.6)

Growth Strategy

Value Chain Migration

Leveraging Proprietary Technology and Industry Know-how to Move up the Value Chain to Automation Product Provider


Product Based Total Solution
Automation product applicable to a wide Array of industries
Industry-Specific Solution
Industry-specific system solution & applications
System Integration (SI) with Proprietary DCS
Provide total solution for the industry application based on proprietary product
Value Chain Migration
Revenue Model

Industry and Market Expansion

Striving To Be a World Leading Automation System Provider by Expanding into New Growth Industries and International Markets

Industries Expansion

- -Industrial automation
- -Rail & subway automation
- -Nuclear automation
- -Wind power control
- -...

+

Market Expansion

Domestic market

International markets

=

World Leading Automation Systems Provider

Investment Highlights

- Market Leadership Position
- Highly Attractive, Fast Growing Market
- Scalable Business Model
- Strong R&D Capability
- Market Penetration Ability through Partnership/Alliance
- Solid Financial Performance

HLS SYSTEMS INTERNATIONAL LTD.
(NASDAQ: HOLI)

February 2009